UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Harris Interactive Inc.

(Name of Subject Company)

Harris Interactive Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

414549105

(CUSIP Number of Class of Securities)

Al Angrisani

President & Chief Executive Officer

Harris Interactive Inc.

60 Corporate Woods

Rochester, NY 14623

(585) 272-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

David N. Shine, Esq.

Abigail P. Bomba, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

(212) 859-8000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of the following documents:

(1)	e-mail sent by Harris Interactive Inc. (the “Company”) to clients on November 25, 2013;
(2)	e-mail sent by Al Angrisani (President and Chief Executive Officer of the Company) to Company employees on November 25, 2013;
(3)	e-mail sent by John J. Lewis (President, America of Nielsen) to Company employees on November 25, 2013;
(4)	press release issued by the Company on November 25, 2013;
(5)	transcript of the webcast hosted for employees of the Company on November 25, 2013.

E-mail sent by the Company to Clients on November 25, 2013

To our Valued Clients,

Earlier today, Harris Interactive announced it was entering into a definitive merger agreement to be acquired by Nielsen, a leading global provider of information and insights into what consumers watch and buy, subject to certain conditions.

We are very excited about the possibilities that the combined company may offer to you in the future.

However, until the transaction closes, expected sometime in the first quarter of 2014, Harris will continue to operate as a standalone public company, with a total focus on continuing to provide you with the highest standards of client service, quality research, and research-based insights. You have the full commitment of the Harris management team and its employees.

Our relationship with you will continue uninterrupted. Your relationship manager and account team are unaffected.

This transaction signifies the next step in the long and successful history of Harris Interactive, made possible by the relationships we have with organizations like yours. We know that in the future you will benefit from the complementary products and services of both companies.

Please feel free to contact me or your relationship manager with any questions you may have. Thank you for your continued relationship with Harris.

Regards,

SBU Lead

E-mail sent by Al Angrisani (President and Chief Executive Officer of the Company) to Company Employees on November 25, 2013

Dear Colleagues,

I am pleased to announce today that Harris Interactive has entered into a definitive merger agreement to be acquired by Nielsen, a leading global provider of information and insights into what consumers watch and buy. This announcement reflects the successful completion of the turnaround strategy that we began in July 2011, and provides our employees with a strong platform to continue to grow and innovate.

Attached, please find the announcement that was just provided to the media and investment community, which will provide you with more details regarding this news.

At 11am ET, I will be hosting a webcast to provide you with additional information. Details for this webcast will be provided to you shortly.

Today is an exciting day for Harris Interactive, and it would not have been possible without all of your hard work and dedication. Thank you for all that you have done and will continue to do. I look forward to sharing more information with you during the webcast.

Best regards,

Al

E-mail sent by John J. Lewis (President, America of Nielsen) to Company Employees on November 25, 2013

Message from John Lewis

Today, your company announced that Nielsen intends to acquire Harris Interactive, and as the President of our Americas business, I want to be the first to let you know how pleased I am at the prospect of joining forces with you. Our companies are highly complementary. While we offer different services, we share a common commitment to innovation and expertise in answering client questions about consumer behavior. Our joint efforts will enable deeper insights into what consumers are thinking, watching and buying around the world.

We believe this combination will provide substantial benefits for our clients. Harris Interactive’s strong client relationships further solidify Nielsen’s leading position as the premier provider of insights and information within the consumer goods and media industries. In addition, Harris Interactive brings additional relationships and offerings in adjacent industries, where intimate knowledge of the consumer is crucial. Harris Interactive and Nielsen share a strong talent base of outstanding research, analytic, client service personnel, and this transaction opens up new development and leadership opportunities for both our workforces.

This transaction has been approved by the board of directors of both of our companies, and is subject to certain closing conditions. While the outcome of the transaction is pending, we will continue to operate as two independent companies. Once the deal closes, we will resume communicating directly with all of you regarding integration plans.

We hope to build on our shared commitment to innovation and expertise in delivering the best information, insights and analytics to clients about consumer behavior. I encourage you to stay focused on your business, allay any client concerns about the news, and continue to deliver great work for your clients.

John J. Lewis

President, Americas

Press release issued by the Company on November 25, 2013

Harris Interactive Announces Agreement To Be Acquired By Nielsen

Rochester, N.Y. — November 25, 2013 — Harris Interactive Inc. (NASDAQ: HPOL), a leading global market research firm, today announced that it has entered into a definitive merger agreement to be acquired by Nielsen Holdings N.V. (NYSE: NLSN), a leading global provider of information and insights into what consumers watch and buy.

Under the terms of the merger agreement, Nielsen will commence a tender offer to acquire all of the outstanding shares of Harris Interactive’s common stock through a wholly owned subsidiary formed for the purpose of making the offer. Holders of outstanding shares of Harris Interactive’s common stock will receive $2.00 per share in cash, subject to adjustment as provided in the merger agreement. The $2.00 per share cash purchase price (which excludes any adjustment which may be required under the merger agreement) represents a 2.0% premium to the volume weighted average closing price of Harris Interactive’s common stock in the 60 consecutive trading days prior to announcement of the transaction, and 8.7% below and 81.8% above the 52-week high and low, respectively.

The Harris Interactive board of directors has unanimously approved the transaction and certain of the directors of Harris Interactive have entered into tender and support agreements, representing approximately 12% of the outstanding shares of Harris Interactive’s common stock, pursuant to which they have agreed to tender all of their shares pursuant to the tender offer.

“This announcement reflects the successful completion of the turnaround strategy that we began in July 2011 and will deliver to Harris Interactive stockholders meaningful value and liquidity immediately upon closing. Harris Interactive’s board of directors selected the Nielsen transaction after a thorough review of the company’s strategic alternatives that began earlier this year,” said Al Angrisani, President and Chief Executive Officer of Harris Interactive.

Angrisani added, “By combining Nielsen’s global capabilities and scale with Harris Interactive’s extensive industry and research expertise, we’ll be able to drive outcomes and innovate to bring new methods to understanding consumers around the world. We look forward to beginning an exciting new chapter for Harris Interactive, our customers, partners and employees following the transaction.”

“For our existing CPG and media clients, our combined capabilities will provide better and more integrated insights to help them drive business outcomes,” said John J. Lewis, President, Americas, Nielsen. “Harris Interactive’s strength with other industry verticals allows us to serve these clients with Nielsen’s differentiated solutions in areas such as marketing effectiveness, social and digital to achieve our growth objectives.”

The final purchase price will be based on Harris Interactive’s average cash (subject to certain adjustments and calculated as specified in the merger agreement) calculated during a 10-day period before and after a reference date expected to occur approximately 20 business days after commencement of the offer. Once determined, this final purchase price will be announced, and if there was an adjustment to the $2.00 price as a result of such final purchase price determination, the offer will remain open for 10 business days from the date of such announcement.

The tender offer is required to be commenced within 10 business days and will remain open for at least 34 business days after launch, subject to possible extension pursuant to and in accordance with the terms of the merger agreement. If the offer is successful, any shares not tendered in the tender offer will be acquired in a second-step merger at the same cash price per share as paid in the tender offer.

Closing of the tender offer and merger is subject to certain conditions, including the tender of at least a majority of the outstanding shares of Harris Interactive common stock (on a fully-diluted basis) and the expiration and termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The transaction is expected to close in the first quarter of calendar year 2014 and is not subject to a financing condition.

Macquarie Capital (USA) Inc. is serving as the financial advisor to Harris Interactive in this transaction. Fried, Frank, Harris, Shriver & Jacobson LLP is acting as legal advisor to Harris Interactive.

About Harris Interactive

Harris Interactive is one of the world’s leading market research firms, leveraging research, technology, and business acumen to transform relevant insight into actionable foresight. Known widely for The Harris Poll®, Harris offers proprietary solutions in the areas of market and customer insight, corporate brand and reputation strategy, and marketing, advertising, public relations and communications research across a wide range of industries. Additionally, Harris has a portfolio of multi-client offerings that complement our custom solutions while maximizing a client’s research investment. Serving clients worldwide through our North American and European offices, Harris specializes in delivering research solutions that help our clients stay ahead of what’s next. For more information, please visit www.harrisinteractive.com.

Important Information about the Tender Offer

The tender offer described in this press release (the “Offer”) has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Harris Interactive or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the Securities and Exchange Commission (“SEC”) by Prime Acquisition Corp., an entity formed for the purpose of making the Offer and a wholly owned subsidiary of Nielsen, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Harris Interactive. The offer to purchase shares of Harris Interactive common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the Solicitation/Recommendation Statement and related documents (when available) may be obtained for free by contacting the investor relations department of Harris Interactive at the email address included below. The Offer to Purchase and related documents (when available) may be obtained for free by contacting the investor relations department of Nielsen at kate.vanek@nielsen.com or by directing such requests to the Information Agent for the tender offer which will be named in the tender offer statement.

Forward-Looking Statements Disclaimer

This written communication includes statements that constitute “forward looking statements”, which may be identified by words such as ‘will’, ‘expect’, ‘should’, ‘could’, ‘shall’ and similar expressions. These statements are subject to risks and uncertainties concerning Nielsen’s proposed acquisition of Harris Interactive, Harris Interactive’s expected financial performance, as well as Harris Interactive’s strategic and operational plans, and actual results and events could differ materially from what presently is expected. The potential risks and uncertainties include the possibility that the transaction will not close or that the closing may be delayed; the possibility that the conditions to the closing of the transaction may not be satisfied; the risk that competing offers will be made; the transaction may involve unexpected costs, liabilities or delays; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; general economic conditions; conditions in the markets Nielsen and Harris Interactive are engaged in; behavior of customers, suppliers and competitors (including their reaction to the transaction); technological developments; as well as legal and regulatory rules affecting Nielsen’s and Harris Interactive’s business and specific risk factors discussed in other releases and public filings made by Nielsen and Harris Interactive (including their respective filings with the SEC). This list of factors is not intended to be exhaustive. Such forward-looking statements only speak as of the date of this press release, and we assume no obligation to update any written or oral forward-looking statement made by us or on our behalf as a result of new information, future events, or other factors.

Media and Investor Relations Contact:

Harris Interactive

Michael T. Burns

MBurns@HarrisInteractive.com

585-214-7328

Transcript of the Webcast by Al Angrisani (President and Chief Executive Officer of the Company), John J. Lewis (President, America of Nielsen) and Michael Burns (head of Investor Relations of the Company) hosted for Employees of the Company on November 25, 2013

Harris Interactive Inc.

Update Webcast

November 25, 2013

Operator:	Good day ladies and gentlemen and welcome to the Harris Interactive Update webcast. At this time all participants are in listen-only mode. As a reminder, this call may be recorded. I’ll now introduce your host for today’s conference, Michael Burns, head of Investor Relations. You may begin.

Mike:	Thank you. Good day and thanks for joining us on today’s webcast to discuss the just announced news that Harris Interactive is entered into a definitive merger agreement to be acquired by Nielsen.

Before I turn the webcast over to Al, I would like to cover a few matters. For those employees unable to listen into today’s webcast, a replay of the entire webcast will be archived and made available for listening. Details regarding how to access that webcast will be provided via email as soon as possible. Disclaimers regarding the transaction that we will be discussing on today’s call were provided to you as an attachment to the presentation outlook invites and are incorporated into this presentation by reference. Lastly, we will not be taking Q&A on today’s webcast because of legal considerations. I’d now like to turn today’s webcast over to our President and CEO, Al Angrisani. Al.

Al:	Thank you Mike, and hello everyone. As Mike mentioned, the purpose of today’s webcast is to discuss the announcement we made a short while ago that the company has entered into a definitive agreement to be acquired by Nielsen. Understandably, with news of this magnitude, all of you no doubt have many questions regarding what this means and how it affects you. It is my intention as we go through today’s presentation to share with you as much information as we are able to at this time. So let’s begin.

First, as we just said, Nielsen has signed a definitive merger agreement to acquire Harris. Nielsen has agreed to pay $2 per share in cash for all of the company’s outstanding shares. Subject to adjustment, as specified in the merger agreement. Next, the transaction is subject to certain conditions including the tender of at least a majority of the outstanding shares of Harris Interactive common stock. Next, assuming that conditions are met, the transaction is expected to close in the first quarter of calendar 2014. Lastly, once closing takes place, Harris will no longer be a standalone public company, but rather will be part of Nielsen.

So, what else can we say about this transaction? There are several positives, if not many positives. First, this transaction validates all of your hard work and the significant contributions to the successful completion of our turnaround at the start of fiscal 2012. Simply put, without you and all that you’ve done, today’s announcement doesn’t happen. The transaction is good for all of our constituents. It’s good for our stockholders, they will benefit from among other things, meaningful value upon closing. It’s good for our clients, they will benefit from Nielsen’s global capabilities, scale and array of additional world-class products and services. And it’s good for you, it provides a terrific home where you will be able to grow and innovate. To sum it up. We should be proud of what we’ve accomplished by virtue of the offer that we received from such a prominent company in our industry.

Now to give you some perspective on why Nielsen has entered into the agreement that was announced today, I have with me on the phone John Lewis, Nielsen’s President for the Americas Group. John.

Page | 1

Harris Interactive Inc.

Update Webcast

November 25, 2013

John:	Thanks Al and hello everyone. I’m really delighted to join you this morning to give you insights of why Nielsen has entered into this agreement that was announce today. Al said it very well, the deal is good for everyone in our opinion – your clients, your shareholders, and you. But it’s also good for Nielsen, our clients and our associates and I want to give a little bit of insight into why we believe that to be true. For our existing clients, primarily in the CPG Retail space and the Media space, we’ll be able to bring in additionals of your services and offering and provide better answers to business questions that we get every day. Second, you, Harris, bring us strong client relationships and additional offerings in other industries where intimate knowledge of the consumer is critical and will help us build in those sectors. Third, the combined capabilities of the two of us, Harris and Nielsen will allow Nielsen to better serve the very large multinational client base that it has who are always interested in these global questions about consumer behavior. Lastly, Harris fits well from a portfolio of solutions. Both companies share a commitment to innovation, expertise, practices, in searching to answer client questions about consumer behavior. And the final reason is really important to our success, is the rich expertise in research and analytics that Harris has and has displayed to us. I think the talent from both Nielsen and Harris will benefit from the opportunities we have as a combined entity.

I want to thank Al and the Harris management team for allowing me to speak to you today and I’m looking forward to the combination of the two companies. Al.

Al:	Okay, thank you John. Thanks for taking the time to be with us today. Now that you’ve heard John’s perspectives about Nielsen’s interest in Harris, let’s talk about what this means for you, the employees. Most importantly, your hard work and accomplishments will continue to drive the success of the company during this time of transition and beyond. Next, until the closing takes place, Harris and Nielsen must operate as independent companies and we will continue to conduct our business in the ordinary course. Next, we ask for your support in continuing to meet our commitments to our clients, vendors, business partners, stockholders, and to each other. And then finally, as the transaction will not close this calendar year, you should complete all calendar year 2014 planning, including your benefits enrollment.

Now let’s discuss what this transaction means for our client relationships. Our valued client relationship will not change and we need to continue to provide our clients with the same great level of service, insight, and delivery they have come to expect from us over the years. Further, we expect our existing account relationships to continue uninterrupted just as they would in the normal course of business.

In terms of how this news of this transaction should be handled with our clients, you should tell your clients that we are excited about this transaction and what it means for our future, especially because they will benefit from us joining forces with a larger company that has complementary products and services that you just heard John Lewis describe. Additionally, we will be contacting clients with more details as soon as possible and are actively developing specific talking points which will be given to client-facing employees. Now with news of this magnitude, it’s possible that you may receive media or investor inquiries. You should not handle these yourselves, but rather should refer all such inquiries to Mike Burns.

So what happens next? So summarize, continue to operate business as usual and focus on meeting client needs, managing expenses, and delivering revenue. Also, a subsidiary of Nielsen – a subsidiary of Nielsen will commence a tender offer that will ask our stockholders to tender their shares into the offer for the purchase price consideration. If Nielsen receives more than 50 percent of our outstanding shares in the tender offer, and the other conditions are met, Nielsen will purchase all tendered shares and complete the backend merger without the need for stockholder

Page | 2

Harris Interactive Inc.

Update Webcast

November 25, 2013

approval. We will do our best to keep you informed as the transaction progresses toward closing, to the extent that we can. Any questions that you have at this time should be directed either to your direct supervisor or you HR representative.

That’s all the information that we have to share for now. As I said in my note to all of you earlier today, I want to thank you for your hard work and dedication. It’s made today’s announcement possible and as a result, Harris Interactive is well positioned for an exciting future with Nielsen. Thank you and Mark or Mike, I’ll turn that back over to the operator or to Mike Burns.

Mike:	Actually, Al, I’ll take it. And just want to say thank you Al and John for your comments and the information that you provided on today’s webcast. This concludes the webcast.

Operator:	Ladies and gentlemen, thank you for participating in today’s webcast. This concludes today’s program. You may all disconnect. Everyone, have a great day.

END

Page | 3

Important Information about the Tender Offer

The tender offer described in this communication (the “Offer”) has not yet commenced, and the communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Harris Interactive or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the Securities and Exchange Commission (“SEC”) by Nielsen Holdings N.V., Nielsen Holding & Finance B.V. and Prime Acquisition Corp., an entity formed for the purpose of making the Off, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Harris Interactive. The offer to purchase shares of Harris Interactive common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the Solicitation/Recommendation Statement and related documents (when available) may be obtained for free by contacting the investor relations department of Harris Interactive at mburns@harrisinteractive.com. The Offer to Purchase and related documents (when available) may be obtained for free by contacting the investor relations department of Nielsen at kate.vanek@nielsen.com or by directing such requests to the Information Agent for the tender offer which will be named in the tender offer statement.

Forward-Looking Statements Disclaimer

This written communication includes statements that constitute “forward looking statements”, which may be identified by words such as ‘will’, ‘expect’, ‘should’, ‘could’, ‘shall’ and similar expressions. These statements are subject to risks and uncertainties concerning Nielsen’s proposed acquisition of Harris Interactive, Harris Interactive’s expected financial performance, as well as Harris Interactive’s strategic and operational plans, and actual results and events could differ materially from what presently is expected. The potential risks and uncertainties include the possibility that the transaction will not close or that the closing may be delayed; the possibility that the conditions to the closing of the transaction may not be satisfied; the risk that competing offers will be made; the transaction may involve unexpected costs, liabilities or delays; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; general economic conditions; conditions in the markets Nielsen and Harris Interactive are engaged in; behavior of customers, suppliers and competitors (including their reaction to the transaction); technological developments; as well as legal and regulatory rules affecting Nielsen’s and Harris Interactive’s business and specific risk factors discussed in other releases and public filings made by Nielsen and Harris Interactive (including their respective filings with the SEC). This list of factors is not intended to be exhaustive. Such forward-looking statements only speak as of the date of this press release, and we assume no obligation to update any written or oral forward-looking statement made by us or on our behalf as a result of new information, future events, or other factors.